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
                                                          --------------------------
                          UNITED STATES                         OMB APPROVAL
                                                          --------------------------
                   SECURITIES AND EXCHANGE COMMISSION       OMB Number 3235-0058
                       WASHINGTON, D.C. 20549               Expires June 30, 1994
                                                            Estimated average burden
                           FORM 12B-25                      hours per respon2.50
                                                          ---------------------------
                   NOTIFICATION OF LATE FILING                    -------------------
                                                                    SEC FILE NUMBER
                                                                  -------------------
(Check One):  [X] Form 10 K    [ ] Form 20 F    [ ] Form 11-K     -------------------
              [ ] Form 10-Q    [ ] Form N-SAR                        CUSIP NUMBER
                                                                  -------------------
                  For Period Ended:   August 31, 1995
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ___________________________

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_______________________________________________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
_______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________
PART I -- REGISTRANT INFORMATION
_______________________________________________________________________________
Full Name of Registrant
Tristar Corporation
_______________________________________________________________________________
Former Name if Applicable
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)
12500 San Pedro Avenue, Suite 500, San Antonio, Texas 78216
_______________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b)  The subject annual report, semi-annual report, transition
    [X] report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Addendum III

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/93)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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
              Loren Eltiste                             210                                     402-2203
-----------------------------------------     --------------------------         ------------------------------------------
                 (Name)                              (Area Code)                            (Telephone Number)
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(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
       Company Act of 1940 during the preceding 12 months (or for such shorter)
       period that the registrant was required to file such reports) been
       filed? If answer is no, identify report(s).          [X] Yes  [ ] No
       _________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
       report or portion thereof?                                [X] Yes  [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See Addendum IV(3)
       _________________________________________________________________________

                              Tristar Corporation
            -------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        November 28, 1995          By /s/  Loren Eltiste
      -----------------------------       --------------------------------------
                                          Loren Eltiste, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


__________________________________ ATTENTION ___________________________________
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (see 18 U.S.C. 1001).
________________________________________________________________________________

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

Addendum III

         Due to the merger of a corporation with and into the Company effectuated on August 31, 1995, which effectively doubled the size of the Company, and the substitution of KPMG Peat Marwick L.L.P. for Coopers & Lybrand L.L.P. as the Company's principal accountants following the merger, an accurate and full completion of the Annual Report on Form 10-K could not be provided within the prescribed time period without unreasonable effort or expense.

Addendum IV(3)

         As a result of the merger on August 31, 1995, which effectively doubled the size of the Company and was accounted for in a manner similar to a pooling of interests, the operations from the corresponding period will not be comparable to the earnings statements to be included in the Form 10-K for the period ended August 31, 1995. A reasonable estimate of the results for the period ended August 31, 1995, is set forth in the Company's press release attached hereto as Exhibit A.

                                                                       EXHIBIT A
PRESS RELEASE:    TRISTAR CORPORATION

For More Information, Call:
Mr. Loren Eltiste, Chief Financial Officer;            For Immediate Release
(210) 402-2200


TRISTAR CORPORATION ANNOUNCES RESULTS FOR FISCAL 1995

SAN ANTONIO, TEXAS, NOVEMBER 6, 1995 -- TRISTAR CORPORATION (NASDAQ/NMS symbol
TSAR) today announced results for the year ended August 31, 1995.

The previously announced merger of Eurostar Perfumes, Inc. ("Eurostar"), the Company's major supplier, into Tristar plays a significant role in its reported results for fiscal 1995 and for restated 1994 results. This merger was accounted for in a manner similar to a pooling of interests. Accordingly the results as reported include both the activities of Tristar as a distributor in the NAFTA countries as well as all of the sales activities of Eurostar in Central and South America and Eurostar's development and manufacturing activities.

Net sales for the fourth quarter of fiscal 1995 were $12,308,000 as compared to $12,714,000 for the same period in fiscal 1994, a decrease of 3.2%. The net loss for the quarter ended August 31, 1995 was $1,374,000, or $0.08 per share, compared to a net loss of $270,000, or $0.02 per share, for the same quarter in fiscal 1994. Although operating income for the quarter ended August 31, 1995 improved over the corresponding quarter in fiscal 1994 (i.e. $613,000 vs. $373,000), this improvement was not evident in the net income, largely due to expenses related to the merger, e.g. (1) merger related expenses of $686,000 and (2) the write-off of $656,000 of the deferred warrant valuation as triggered by the merger.

For the year ended August 31, 1995, net sales were $44,728,000 as compared to $51,244,000 for the same period in fiscal 1994, a decrease of 12.7%. For the 1995 fiscal year, the Company incurred a net loss of $932,000, or $0.06 per share, compared to a net income of $1,390,000, or $0.08 per share, for the same period in fiscal 1994. Included in nonoperating income (expense) for fiscal 1995 was other income of $2,065,000 from the court approved distribution of the proceeds and earned interest of an executive liability indemnification insurance policy owned by the Company.

During fiscal 1995, the Company continued to make investments in the development and introduction of new products and in the marketing of both new and existing products in all channels of distribution. Additional investments were also continued in developing and expanding both the chain store and mass merchandising channels in the domestic market and in expanding the Latin American markets.

Mr. Loren M. Eltiste, Vice President and Chief Financial Officer of TRISTAR CORPORATION stated, "The integration of Tristar and Eurostar has progressed very smoothly, and some of the benefits of the merger become evident in the reported financial results for fiscal 1995 as compared to the results of Tristar prior to the merger. One of those benefits is that the Company is able to report income from operations for the fiscal years of 1995 and 1994 as compared to operating losses reported by Tristar on a standalone basis in prior periods. Sales, while down in fiscal 1995 from fiscal 1994, now include markets in Central and South America. It is management's belief, that had it not been for the currency devaluation in Mexico in December 1994 and its negative impact on direct and indirect sales into Mexico, that sales in fiscal 1995 would have been comparable to fiscal 1994.

Gross margins as a percentage of sales were negatively affected primarily by increased costs of certain key components due to decreased purchasing power of the U.S. dollar in certain foreign markets and by the mix of products manufactured and sold as compared to fiscal 1994. Even as the Company expanded its marketing activities in all distribution channels, SG&A expenses decreased primarily as a result of expense controls and selective work force reductions.

The new Tristar is providing increased opportunities as the Company coordinates its marketing efforts and programs in all of the Western Hemisphere and as it takes advantage of the development and manufacturing activities formerly under Eurostar. Under the assumption that in fiscal 1996 there will be no major currency, economic, or political upheavals in the countries serviced by Tristar, the Company believes it should return to a pattern of sales growth in both domestic markets as well as in foreign markets."

TRISTAR CORPORATION is engaged in developing, manufacturing, and marketing an extensive line of value-priced products comprised of designer alternative fragrances, contemporary cosmetics, and selected toiletry products. These products are distributed by the Company in the Western Hemisphere primarily to chain stores, mass merchandisers, retail outlets, distributors, and wholesalers.

TRISTAR CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                    3 MONTHS ENDED                             12 MONTHS ENDED
                                                       AUGUST 31                                  AUGUST 31
                                            ---------------------------------           ---------------------------------
                                               1995                  1994                  1995                  1994
                                            -----------           -----------           -----------           -----------

Net sales                                   $12,308,000           $12,714,000           $44,728,000           $51,244,000

Cost of sales                                 8,972,000             9,097,000            31,727,000            33,202,000
                                            -----------           -----------           -----------           -----------

Gross profit                                  3,336,000             3,617,000            13,001,000            18,042,000

Selling, general & administrative  expenses   2,723,000             3,244,000            11,654,000            12,906,000

Income from operations                          613,000               373,000             1,347,000             5,136,000
                                            -----------           -----------           -----------           -----------

Nonoperating income (expense):

   Interest expense                            (451,000)             (440,000)           (1,641,000)           (1,533,000)
   Other income (expense)                    (1,702,000)             (533,000)           (2,042,000)             (519,000)
   Insurance reimbursement                            0                     0             2,065,000                     0
                                            -----------           -----------           -----------           -----------

Income (loss) before income taxes            (1,540,000)             (600,000)             (271,000)            3,084,000

(Benefit) provision for income taxes           (166,000)             (330,000)              661,000             1,694,000
                                            -----------           -----------           -----------           -----------
Net income (loss)                           ($1,374,000)            ($270,000)            ($932,000)           $1,390,000
                                            ===========           ===========           ===========           ===========

Net income (loss) per common share
   Primary                                       ($0.08)               ($0.02)               ($0.06)                $0.08
   Fully diluted                                 ($0.08)               ($0.02)               ($0.06)                $0.08

Weighted average shares outstanding
   Primary                                   16,629,683            16,616,023            16,625,341            16,851,644
   Fully diluted                             16,629,683            16,616,023            16,625,341            16,851,644







November 6, 1995